Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
FAX: (212) 310-8007
November 16, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re:	Fortegra Financial Corporation Registration Statement on Form S-1 File No. 333-169550
Dear Mr. Riedler:
     On behalf of our client, Fortegra Financial Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-169550), together with exhibits thereto (the “Registration Statement").
     Set forth below in bold are comments in the Staff’s comment letter of November 10, 2010. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
Summary, page 1
1.	We note your response to comment 6 but disagree that the summary is a balanced presentation. You have provided a summary description of the market opportunity, competitive strengths and growth strategy and limited the disclosure of the risks to a list of the risks without a similar summary description. Please either provide a similar summary description of the risks identified or revise the description of your market opportunity, competitive strengths and growth strategy to provide an identification of each item and a cross reference to the more detailed discussion in your “Business” section.
In response to the Staff’s comment, the Company has abbreviated the strengths, key attributes and growth strategy sections of the Summary to provide a presentation that is more in line with the levels of disclosure in the Summary pertaining to the Company’s weaknesses and risks. See pages 4—5.
Unaudited Pro Forma Financial Information, page 46
2.	We acknowledge your response to prior comment 15. The hiring of a group of insurance brokers shortly after the acquisition of Bliss & Glennon to expand the business geographically appears to be a corporate strategic decision that is not directly attributable to the acquisition of Bliss & Glennon and thus is inappropriate as an adjustment in your pro forma presentation. Please revise or tell us the factors that you considered in concluding that the hiring of employees subsequent to the acquisition and the ensuing termination of these employees is directly related to the acquisition of Bliss & Glennon.
The Company has deleted the information on page 46 in response to the Staff’s comment and revised the pro forma financial statements accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Critical Accounting Policies, page 69
3.	We acknowledge your response to prior comment 18. Please disclose the effect that reasonably likely changes in your key assumptions would have on service and administrative fees, wholesale brokerage commissions and fees, ceding commissions and net underwriting revenue. Please also disclose the factors used to determine the specified net allowance retained by you in retrospective commission arrangements.
The Company respectfully advises the Staff that the Company does not believe that there are any key assumptions that would have an effect on service and administrative fees, wholesale brokerage commissions and fees, ceding commissions and net underwriting revenue. For each of the aforementioned items, the Company has added a cross reference to the separate section of the Management’s Discussion & Analysis and Results of Operations that discusses the factors that impact each of those items. The Company has also added disclosure regarding the factors used to determine the specified net allowance retained by the Company in its retrospective commission arrangements on page 54 in response to the Staff’s comment.

Service and Administrative Fees, page 76
4.	We acknowledge your response to prior comment 20. You disclosed on page 55 that your Payment Protection revenue includes administrative fees charged by you under retrospective commission arrangements with producers. Please describe the terms governing your retrospective commission arrangements with producers as we originally requested.
The Company has revised its disclosure on page 54 in response to the Staff’s comment.
Liquidity and Capital Resources, page 80
5.	We note your response to prior comment 8. To the extent material to your liquidity position, please expand your disclosure to include a similar discussion of the restrictions on dividend payments by certain of your subsidiaries as a result of covenants included in your revolving credit facility.
The Company has revised its disclosure on pages 81 and 84 in response to the Staff’s comment.
6.	We acknowledge your response to prior comment 25. Please clarify how closing costs incurred for Wells Fargo and SunTrust credit facilities of $1.2 million decreased your operating cash flows as opposed to your financing cash flows. Please also clarify how the $3 million release of trust funds that were no longer required for collateralization decreased your operating cash flows.
The Company has revised its disclosure on page 90 to move the closing costs referred to above to financing cash flows. The Company has also revised the disclosure to reflect that the $3 million referred to therein was a release from a segregated account that the Company retained, which was subsequently released once the Company’s exposure to the related claims for advanced commissions was alleviated.
Contractual Obligations and Other Commitments, page 92
7.	We acknowledge your response to prior comment 26. You disclosed net unpaid claims as opposed to the estimated unpaid claims reflected on your balance sheet. Please revise to include estimated payments on your unpaid claims liability.
The Company has revised its disclosure on page 92 in response to the Staff’s comment.

Qualitative and Quantitative Disclosure of Market Risk, page 92
8.	Please reconcile your disclosure in response to prior comment 13 included on page 35 regarding interest rate risks with your disclosure on page 92. Further, please update your disclosure to include the interest rate risks associated with your redeemable preferred stock.
The Company has revised its disclosure on page 93 in response to the Staff’s comment.
Business, page 102
Payment Protection, page 106
9.	We note your disclosure on page 107 that premiums on your credit insurance policies are paid to you from the client and retrospective commissions are returned to your clients. Please explain why, in the graphical representation of the flow of fees, premiums and commissions on page 108, the arrow representing retrospective commissions appears to flow both directions between Life of the South and Financial Institutions and Retailers. If commissions or other funds flow both directions, please update your narrative disclosure to describe such payments. Alternatively, please clarify whether such flow of funds represents the payment of the administrative fees charged by the company or revise the graphical representation to reflect the relationships and payments described.
The Company has revised the graphic on page 109 to reflect that the retrospective commissions flow from Life of the South to Financial Institutions and Retailers in response to the Staff’s comment. The Company respectfully advises the Staff that it believes the description immediately preceding the graphic and the revised disclosure in response to Comment No. 4 provides an accurate description of its retrospective commission arrangements.
Asset Recovery and Commercial Collections, page 114
10.	Please reinstate the disclosure regarding the penalty payment due if you terminate the agreement with NUFIC.
The Company respectfully advises the Staff that it has omitted the disclosure regarding the penalty payment due if the NUFIC agreement is terminated by the Company because such payment penalty was no longer applicable after August 1, 2007.
Executive and Director Compensation, page 139 Cash Incentive Awards, page 142
11.	We note your response to prior comment 35 and reissue our comment in part. Please expand your disclosure to include the following:

•	The evaluation by the board of directors of the level of achievement by each named executive officer of the individual annual performance objectives applicable to them.
The Company has revised its disclosure on page 143 in response to the Staff’s comment.
Financial Statements
Consolidated Statement of Income, page F-4
12.	We acknowledge your response to prior comment 40. You disclose on page 2 that your Payment Protection business represented 51.5% of your total net revenues. Please tell us the amount and percent of your Payment Protection revenues derived from credit insurance, protection, warranty, service contract and car club solutions products for each period presented.
The Company respectfully advises the Staff that the following tables represents the amount and percent of its Payment Protection revenues by product type for the periods presented (dollars in thousands):

	Successor					Predecessor
					Period from June 20,	Period from January 1,
	Nine Months Ended		Years Ended		2007 to	2007 to
	September 30,		December 31,		December 31, 2007	June 19, 2007
Product Type	2010	2009	2009	2008
Credit insurance	$31,638	$27,592	$39,295	$40,696	$22,684	$16,529
Debt cancellation	2,488	2,630	3,457	3,351	2,682	2,913
Warranty and service contracts	308	8	54	5	—	—
Car club solutions	2,325	—	—	—	—	—

Total	$36,759	$30,230	$42,806	$44,052	$25,366	$19,442

	Successor					Predecessor
					Period from June 20,	Period from January 1,
	Nine Months Ended		Years Ended		2007 to	2007 to
	September 30,		December 31,		December 31, 2007	June 19, 2007
Product Type	2010	2009	2009	2008
Credit insurance	86.1%	91.3%	91.8%	92.4%	89.4%	85.0%
Debt cancellation	6.8%	8.7%	8.1%	7.6%	10.6%	15.0%
Warranty and service contracts	0.8%	—	0.1%	—	—	—
Car club solutions	6.3%	—	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

13.	Your net underwriting revenue consists of earned premiums less net incurred claims and commissions. Please tell us your basis for classifying the net of these transactions as net underwriting revenues and presenting the net result as revenues given that the net result appears to represent your insurance underwriting profit.
The Company presents net underwriting revenue, which is net earned premium less commissions and incurred claims. The Company respectfully submits to the Staff that it believes that its presentation of net underwriting revenue is appropriate for the following reasons:
A. Accurately Presents the Company’s Financial Position
The Company believes that the presentation of net underwriting revenue provides prospective investors with financial metrics that accurately present the revenue components and associated risk and the key drivers for the business for the following reasons:
Generally speaking, the underwriting economics for credit insurance sold by the Company’s producers belong to the producer. These economics are transferred to the Company’s producers through reinsurance arrangements with producer owned reinsurance companies (“PORCs”) or more commonly through retrospective commission arrangements. Pursuant to the retrospective commission arrangements, the Company transfers any positive or negative underwriting results to its producers through commissions. If the loss ratio is negative, or greater than the estimated loss ratio, the commission expense is reduced to offset the negative economic result, leaving the Company with approximately 10% of the earned premium as an administrative fee. If the loss ratio is positive, or less than the estimated loss ratio, commission expense is increased in the accounting period to transfer the underwriting result to the producer; again, leaving the Company with 10% of the earned premium as an administrative fee.
The majority of the Company’s revenues are comprised of fees which are typically calculated as a percentage of: (i) earned premium volume processed; (ii) the number of transactions processed; and/or (iii) a combination of two. Payment Protection revenue represents 50% of the total revenue for the Company for the first nine months in 2010 and 51.5% in 2009. The Payment Protection segment generates and reports revenue as (1) service and administrative fees (including ceding commissions and a portion of the investment income) and (2) net underwriting revenue. Administrative and service fees consist of transaction based fees calculated as a percentage of earned premiums. The Company targets an administrative and service fee of 10% of the earned premium.
The Company does assume a nominal amount of underwriting risk for the credit insurance policies sold. For the nine months ending September 30, 2010, the net revenue from the traditional underwriting of credit insurance is 3.7% of the total revenue generated by the Company. For the years ended December 31, 2009 and December 31, 2008, the net revenue from traditional credit insurance underwriting was 6.1% and 3.0%, respectively.
Set forth below are tables that illustrate the net underwriting margin by product.

(dollars in thousands)
Nine Months ended September 30, 2010

	Service &
Product Description	Administration	Underwriting	Total
Credit Insurance	$29,004	$2,634	$31,638
of total Payment Protection	78.9%	7.2%	86.1%
of total Fortegra	39.5%	3.6%	43.1%
Debt Cancellation	$2,641	$(153)	$2,488
of total Payment Protection	7.2%	- 0.4%	6.8%
of total Fortegra	3.6%	- 0.2%	3.4%
Warranty	$89	$219	$308
of total Payment Protection	0.2%	0.6%	0.8%
of total Fortegra	0.1%	0.3%	0.4%
Car Club	$2,325	$—	$2,325
of total Payment Protection	6.3%	0.0%	6.3%
of total Fortegra	3.2%	0.0%	3.2%

Total Payment Protection	$34,059	$2,700	$36,759

Total Fortegra			$73,458

Twelve Months ended December 31, 2009

	Service &
Product Description	Administration	Underwriting	Total
Credit Insurance	$34,462	$4,833	$39,295
of total Payment Protection	80.5%	11.3%	91.8%
of total Fortegra	41.5%	5.8%	47.3%
Debt Cancellation	$3,189	$268	$3,457
of total Payment Protection	7.4%	0.6%	8.1%
of total Fortegra	3.8%	0.3%	4.2%
Warranty	$54	$—	$54
of total Payment Protection	0.1%	0.0%	0.1%
of total Fortegra	0.1%	0.0%	0.1%
Car Club	$—	$—	$—
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%

Total Payment Protection	$37,705	$5,101	$42,806

Total Fortegra			$83,098

Twelve Months ended December 31, 2008

	Service &
Product Description	Administration	Underwriting	Total
Credit Insurance	$39,520	$1,176	$40,696
of total Payment Protection	89.7%	2.7%	92.4%
of total Fortegra	70.6%	2.1%	72.7%
Debt Cancellation	$2,833	$518	$3,351
of total Payment Protection	6.4%	1.2%	7.6%
of total Fortegra	5.1%	0.9%	6.0%
Warranty	$5	$—	$5
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%
Car Club	$—	$—	$—
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%

Total Payment Protection	$42,358	$1,694	$44,052

Total Fortegra			$56,005

Successor Period June 20, 2007 to December 31, 2007

	Service &
Product Description	Administration	Underwriting	Total
Credit Insurance	$21,171	$1,513	$22,684
of total Payment Protection	83.5%	6.0%	89.4%
of total Fortegra	70.3%	5.0%	75.3%
Debt Cancellation	$1,575	$1,107	$2,682
of total Payment Protection	6.2%	4.4%	10.6%
of total Fortegra	5.2%	3.7%	8.9%
Warranty	$—	$—	$—
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%
Car Club	$—	$—	$—
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%

Total Payment Protection	$22,746	$2,620	$25,366

Total Fortegra			$30,130

Predecessor Period January 1, 2007 to June 19, 2007

	Service &
Product Description	Administration	Underwriting	Total
Credit Insurance	$17,056	$(527)	$16,529
of total Payment Protection	87.7%	-2.7%	85.0%
of total Fortegra	71.8%	-2.2%	69.6%
Debt Cancellation	$1,342	$1,571	$2,913
of total Payment Protection	6.9%	8.1%	15.0%
of total Fortegra	5.7%	6.6%	12.3%
Warranty	$—	$—	$—
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%
Car Club	$—	$—	$—
of total Payment Protection	0.0%	0.0%	0.0%
of total Fortegra	0.0%	0.0%	0.0%

Total Payment Protection	$18,398	$1,044	$19,442

Total Fortegra			$23,749

The net underwriting revenue line represents the Company’s net underwriting margin and net underwriting profit. Set forth below are tables illustrating the contribution to revenue and pre-tax income for the business that the Company assumes a nominal underwriting risk position.
(dollars in thousands)
Nine Months ended September 30, 2010

Payment Protection	Service & Administration	Underwriting	Total
Net revenue	$34,059	$2,700	$36,759
Operating expenses	16,418	1,302	17,720
Depreciation and amortization	1,280	102	1,382
Interest	4,853	385	5,238

Income before tax	$11,507	$912	$12,419

% of total	92.7%	7.3%
Twelve Months ended December 31, 2009

Payment Protection	Service & Administration	Underwriting	Total
Net revenue	$37,705	$5,101	$42,806
Operating expenses	20,976	2,838	23,814
Depreciation and amortization	1,599	216	1,815
Interest	5,910	799	6,709

Income before tax	$9,221	$1,247	$10,468

% of total	88.1%	11.9%
Twelve Months ended December 31, 2008

Payment Protection	Service & Administration	Underwriting	Total
Net revenue	$42,358	$1,694	$44,052
Operating expenses	23,727	949	24,676
Depreciation and amortization	2,081	83	2,164
Interest	6,012	240	6,252

Income before tax	$10,539	$421	$10,960

% of total	96.2%	3.8%
Successor Period
June 20, 2007 to December 31, 2007

Payment Protection	Service & Administration	Underwriting	Total
Net revenue	$22,746	$2,620	$25,366
Operating expenses	12,951	1,492	14,443
Depreciation and amortization	891	103	994
Interest	3,208	369	3,577

Income before tax	$5,696	$656	$6,352

% of total	89.7%	10.3%
Predecessor Period
January 1, 2007 to June 19, 2007

Payment Protection	Service & Administration	Underwriting	Total
Net revenue	$18,398	$1,044	$19,442
Operating expenses	11,627	660	12,287
Depreciation and amortization	161	9	170
Interest	926	53	979

Income before tax	$5,683	$323	$6,006

% of total	94.6%	5.4%

The presentation of net underwriting revenue provides the investor with an unambiguous view of the revenue available to offset expense and generate earnings. Since most of the net earned premiums are transferred back to the Company’s clients, the producers of the policies, through retrospective commission arrangements or reinsurance arrangements with PORCs, the Company believes that if it reported net earned premiums, such a presentation would be overstating revenue. In addition, as the underwriting profit and risk are transferred back to the producers through the aforementioned arrangements, the Company retains a defined portion of the premium, generally 10%, for the administration of the underlying policy.
Unlike traditional insurance companies, the Company’s revenue is correlated with the volume of premium under management and the volume of transactions processed and is generally not correlated to loss frequency and severity. The Company’s presentation also distinguishes the Company’s business from traditional life or property and casualty underwriters that assume underwriting risk, retain the underwriting risk and economics and look to leverage their balance sheet rather than their administrative expertise.
As a result of the Company’s retrospective commission and reinsurance arrangements, the revenue from traditional underwriting of credit insurance that is available to us is immaterial. For the nine months ending September 30, 2010, the net underwriting revenue from the traditional underwriting of credit insurance is 7.4% of the total revenue generated by Payment Protection and 3.7% of the Company’s revenue. For the period ending December 31, 2009, the net underwriting revenue from traditional credit insurance underwriting was 11.9% of the total revenue generated by Payment Protection and 6.1% of the Company’s revenue. For the period ending December 31, 2008, the net underwriting revenue from traditional underwriting of credit insurance was 3.9% of the total revenue generated by Payment Protection and 3.0% of the Company’s revenue.
For the nine months ending September 30, 2010, 92.6% of Payment Protection revenue was from the service and administration of credit insurance, debt cancellation, warranty and car clubs.
B. The Company’s Presentation is Consistent with FASB Guidance
The Company believes that its presentation of net underwriting revenue is consistent with FASB guidance. The FASB guidance in “605 Revenue Recognition, 45 — Principal Agent Considerations” provides a meaningful framework for analyzing the facts and weighing whether net reporting is appropriate for the Company. In this guidance, there are three indicators that support reporting net revenue: (1) the entity’s supplier is the primary obligor in the arrangement; (2) the amount the entity earns is fixed; and (3) the supplier has credit risk. Each of these indicators supports the Company’s presentation.

The first factor set forth in subtopic 45-16 requires an analysis that essentially looks through the transaction to determine whether the reporting entity has the “risks and rewards as principal in the transaction” and, if not, “it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to the supplier).” As discussed above, the “risks and rewards” on the Company’s credit insurance products are primarily those of the producers through the retrospective commission arrangements or reinsurance to their PORCs. The “primary obligors” from a financial standpoint are the producers because they primarily capture the profitability on, and finance the premium associated with, these products.
Likewise, the second factor set forth in subtopic 45-17 supports net reporting because the amount the Company earns is generally fixed. The Company earns a fixed percentage of the amount billed (i.e., written and earned premium) pursuant to its retrospective commission and reinsurance arrangements with its producers and its administrative services contracts. A typical arrangement would involve the Company being paid 10% of premium as a ceding commission from the PORC, which covers the Company’s administrative and other services. Alternatively, the Company would deduct its 10% administrative services fee before remitting the retrospective commission to the producer. Basically, the Company gets paid a fixed amount of premium for its management of the premium on behalf of the producers, and what the producers earn is tied to the profitability of the business written by them.
The third factor set forth in subtopic 45-18, which is that the supplier has credit risk, also supports net reporting. The Company does not run the credit risk of collecting premium. The producer typically finances the premium on behalf of the insured. The Company receives the premium from the producer, and the producer must collect it from the insured. If the premium is never remitted to the Company, the underlying insurance policy is not issued and, hence, the Company is not exposed to credit risk as part of the underlying transaction.
C. Consistent With Other Public Companies With Similar Characteristics
The Company respectfully submits that the following companies have similar operating characteristics to the Company. The following two companies have insurance companies as part of their strategy. As with the Company’s business model, the insurance companies exist to facilitate the core business and do not assume a broader business role. Each of the following companies generates a significant volume of fee revenue and reports revenues on a “net” basis.
CVS Caremark
CVS Caremark is the largest pharmacy health care provider in the United States, including pharmacy benefit management, mail order and specialty pharmacy division, pharmacy retail stores, a retail- based health clinic subsidiary and also operates retail pharmacies, online pharmacy.

CVS Caremark operates two business segments: pharmacy services and retail pharmacy.
CVS Caremark owns and operates two statutory insurance companies — primarily to administer Medicare Part D mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing.
Pharmacy Services segment provides a full range of pharmacy benefit management (“PBM”) services. This segment also administers drug benefits added to Medicare Part D through the provision of PBM services to health plan clients and other clients that have qualified as Medicare Part D prescription drug plans (“PDP”).
CVS Caremark’s statutory insurance companies generated $1.8 billion of written premium providing pharmacy benefits that require a licensed insurer under certain state laws. SilverScript Insurance Company and Accendo Insurance Company generated $1.2 billion and $634 million in 2009 statutory net premiums, respectively.
CVS Caremark reported all revenue, including insurance premiums, in a single “net revenue” line item.
Medco
Medco provides clinically- driven pharmacy services designed to improve the quality of care and lower total healthcare costs for private and public employers, health plans, labor unions and government agencies. Medco operates statutory insurance companies to administer Medicare Part D PDPs. Medco also provides pharmacy benefit management services through its national networks of retail pharmacies and its own mail-order pharmacies.
The majority of Medco’s product net revenues are derived on a fee-for-service basis.
According to Medco’s public disclosures, in limited instances where Medco adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to Medco such revenue is recorded at the amount of the administrative fee earned by Medco for processing the claim (“Net Reporting”).
Medco’s net revenues are comprised primarily of product net revenues and are derived principally from the sale of prescription drugs through Medco’s networks of contractually affiliated retail pharmacies and through its PDP premiums earned are recognized gross of expenses.
The following two examples provide another perspective on net revenue treatment. These companies provide an example of net revenue treatment when there are “pass-through” economics in revenue generating transactions. This is analogous to the Company’s economic relationships with PORCs and its retrospective commission arrangements. In both of these cases, the portion of the fees that are being passed through from the client to another counter-party in the transaction is netted out of revenue to provide an accurate perspective for investors on the economics retained by the payment processor.
Wright Express
Wright Express is a leading transaction processor serving fleet transportation companies and a leading provider of payment processing and information management products and services to the United States commercial and government vehicle fleet industry owners. Wright Express facilitates payments to fuel and maintenance and markets its products and services directly and through more than 150 strategic relationships which include major oil companies, fuel retailers and vehicle maintenance providers.
Wright Express fleet segment revenue is earned primarily from payment processing, account servicing revenue and transaction processing, with the majority generated by payment processing.
In a payment processing transaction, Wright Express pays the purchase price for the fleet customer’s transaction, less the payment processing fees they retain, to the fuel or vehicle maintenance provider.
Payment processing fees are typically based on a combination of both a percentage of the aggregate dollar amount of the customer’s purchase and a fixed amount charged per transactions of payments that are a “pass-through” to the service providers.
According to Wright Express’s public reports, the majority of their revenues are comprised of transaction-based fees, which typically are calculated based on measures such as percentage of (i) dollar volume processed; (ii) number of transactions processed; or (iii) some combination thereof. Payment process revenue is recognized as transaction fees, net of the amount paid to the fuel or vehicle maintenance provider: costs that are passed through to a third-party are not recognized as revenue. Their payment processing revenue consists of transaction fees assessed to major oil companies, fuel retailers and vehicle maintenance providers. The fee charged is generally based upon a percentage of the total transaction amount; however, it may also be based on a fixed amount charged per transaction or, on a combination of both measures. The fee is deducted from the Company’s payment to the major oil company, fuel retailer or vehicle maintenance provider and recorded as revenue at the time the transaction is captured.

Global Payments
Global payments is a leading provider of electronic payments transaction processing services for consumers, merchants, Independent Sales Organizations (“ISOs”), financial institutions, government agencies and multi- national corporations. They serve as an intermediary to facilitate payments transactions between merchants, credit and debit networks, and financial institutions that issue credit and debit cards.
Global Payments is responsible for advancing the interchange fee to the financial institution (that is a member of the card network) (the “Member”), and subsequently collects the full transaction fee from the merchant. A portion of that fee reimburses Global Payments for the interchange fee that was previously advanced to the Member.
Global Payments recognizes revenue net of the interchange fees advanced to the Member and received from the merchant: “revenue for processing services provided directly to merchants is recorded net of interchange fees charged by card issuing banks.”
Note 2 — Summary of Significant Accounting Policies- investments, page F-11
14.	We acknowledge your response to prior comment 38. Please revise your accounting policy for when you recognize other than temporary impairment for equity securities given that you have not recognized losses on equity securities that have been in a loss position for four consecutive quarters. Alternatively, please tell us the objective evidence for each equity security that supports your conclusion that an other than temporary impairment is not necessary for securities in an unrealized loss for more than nine months. The presumption is that the duration of the loss position is an important factor in assessing impairment and that the longer an equity security has been in a loss position the harder it is for a holder of the equity security to demonstrate that they know more than the market
The Company has revised its accounting policy on pages F-12, F-22 and F-58 in response to the Staff’s comment.

     If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH
Alexander D. Lynch

cc:	Richard S. Kahlbaugh, Fortegra Financial Corporation
Walter P. Mascherin, Fortegra Financial Corporation
Michael Vrban, Fortegra Financial Corporation
John G. Short, Fortegra Financial Corporation
Michael Groll, Esq., Dewey & LeBoeuf LLP
Richard B. Spitzer, Esq., Dewey & LeBoeuf LLP